Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

March 30, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Blaise Rhodes

Rufus Decker

Cara Wirth

Mara Ransom

Re:	Forest Road Acquisition Corp.

Registration Statement on Form S-4

Filed February 16, 2021

File No. 333-253136

Ladies and Gentlemen:

Forest Road Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 18, 2021, regarding the registration statement on Form S-4 submitted to the Commission on February 16, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-4/A1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-4 filed February 16, 2021

Cover Page

1.

Please discuss the disparate voting rights and terms that your Class X common stock has as compared to Class A and Class C common stock and identify the holders of your Class X common stock. In this regard, we note your disclosure that each share of Class X common stock is entitled to ten votes. Refer to Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement. Supplementally, we respectfully advise the Staff that the Class X Common Stock carries substantially similar rights as the Class A Common Stock, except that each share of Class X Common Stock carries 10 votes. Upon completion of the business combination, Carl Daikeler and certain of his affiliated entities will hold a majority of outstanding shares of Class X Common Stock.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

Risk Factors, page 45

2.

Please revise your Risk Factors, and Description of Capital Stock section, to the extent applicable, to include a description of the Class A and Class X Common Stock and explain the nature of the disparate voting rights, including:

• the number of votes per share to which each class of common stock is entitled;

• the percentage of outstanding shares that Class X stockholders must keep to continue to control the outcome of matters submitted for stockholder approval;

• that the controlling stockholders have the ability to control matters requiring stockholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change of control, merger, consolidation, or sale of assets;

• that there may be anti-takeover effects preventing a change in control transaction that stockholders might consider in their best interest; and

• future instances of Class X Common Stock may be dilutive to holders of Class A Common Stock.

In response to the Staff’s comment, we have revised the disclosure on pages 58, 59, 259 and 260 of the Registration Statement.

3.	Please include a risk factor that discusses the risk of being a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

In response to the Staff’s comment, we have revised the disclosure on page 60 of the Registration Statement.

Consideration to be Received in the Business Combination, page 94

4.	Elaborate upon the nature of the “instrument” you describe in paragraph (i) and how the conversion feature operates.

In response to the Staff’s comment, we have revised the disclosure on page 94 of the Registration Statement.

Background of the Business Combination, page 113

5.

We note that you conducted your initial due diligence of all your potential acquisition targets based on the businesses’ management, business model, and certain financials. Please tell us how you determined to reduce your initial 50 business opportunities to the 15 potential business opportunities and the additional 20 potential business opportunities after that. In this regard, your discussion seems to transition straight to the consideration of a transaction with Beachbody without any sense as to whether other transaction candidates were under serious consideration. Additionally, we note the assistance of your “advisors” in this process. Please revise to include the name of such advisors and detail their respective roles in the process.

In response to the Staff’s comment, we have revised the disclosure on pages 111 to 122 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

6.

We note that a representative of The Raine Group initially contacted you on November 28, 2020 regarding one of its investments, Beachbody. We also note that The Raine Group seemed to be involved in the ongoing negotiations and purchased at least a portion of the $72.5 million Beachbody equity that was sold on December 29, 2020 by existing shareholders of Beachbody. You refer to The Raine Group as Beachbody’s financial advisor with respect to the January 6, 2021 PIPE Investment. However, you note that on January 19, 2021, Beachbody retained The Raine Group as its financial advisor. Please revise your disclosure to clarify the Raine Group’s role and include the details surrounding its evolving role from the initial introduction in November 2020 through the execution of the transaction documents in February 2021. Please also include the details surrounding the The Raine Group’s role in negotiations on and after January 19, 2021. To the extent this raises any conflicts of interest or related party transaction disclosure, please state as much in the appropriate section.

In response to the Staff’s comment, we have revised the disclosure on pages 112 to 118 of the Registration Statement.

7.

We note that Mr. Staggs, the Chairperson of your Strategic Advisory Committee, has a brother-in-law who was an employee of, and owned equity in, Beachbody during the time that you and Mr. Staggs were pursuing a business combination with Beachbody. Please revise your disclosure to state whether Mr. Staggs’ brother-in-law was employed in a position that was involved in the negotiations and transactions discussed in connection with the business combination and revise to state his equity interest in Beachbody.

In response to the Staff’s comment, we have revised the disclosure on pages 113, 115 and 121 of the Registration Statement.

8.

We note that on December 3, 2020, you were granted access to the virtual data room that contained information about Beachbody and Myx. Please revise to disclose the relevant ongoing prior business dealings between Beachbody and Myx and any other relevant information regarding their relationship and any existing agreements between the parties.

In response to the Staff’s comment, we have revised the disclosure on pages 113 and 114 of the Registration Statement.

9.	If a preliminary valuation of the Target Companies was arrived at on December 6, 2020, please disclose the amount or explain why no amount was determined.

In response to the Staff’s comment, we have revised the disclosure on page 114 of the Registration Statement.

10.

Clarify when an initial draft of an LOI was provided to Beachbody and disclose its original terms as well as how and why any terms were revised over time. In this regard, we note the ongoing discussions and negotiations that occurred throughout the first half of December 2020. Please expand your discussion to include how determinations were made as to the consideration in the transaction and how valuations, and advisors, if any, played a role in such discussions and negotiations that resulted in the entering into the LOI on December 16, 2020 and subsequent revisions to the LOI on December 17, 2020. Clearly state when the final consideration terms of the merger were arrived at.

In response to the Staff’s comment, we have revised the disclosure on pages 114, 115, 116 and 118 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

11.

Please summarize the details of due diligence and resulting discussions and negotiations that occurred between December 21, 2020 and February 9, 2021. Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Disclose the concerns with respect to each item, and with respect to the resulting transaction documents, how any provisions, deal structure, valuations and reports impacted negotiations.

In response to the Staff’s comment, we have revised the disclosure on pages 116, 117, 118 and 119 of the Registration Statement.

12.

We note that on December 7, 2020 Beachbody made a $10 million investment in Myx and on December 29, 2020, certain existing shareholders of Beachbody, including a limited number of current management, sold $72.5 million of their existing equity in Beachbody to Raine and certain new investors, at an implied enterprise value of approximately $1.5 billion. Please revise to disclose what impact, if any, each of these transactions had on ongoing negotiations.

In response to the Staff’s comment, we have revised the disclosure on pages 117, 118, 119 and 120 of the Registration Statement.

13.

Please revise to include the names of all advisors mentioned in this section and where applicable, clarify their roles in each meeting, negotiation, and presentation. For example, it is not clear to us how the roles of Guggenheim Securities and Greenhill may have differed and what roles they played as advisors. We also note the summary report prepared by K&E on January 28, 2021 and the summary of Forest Road’s advisors’ respective preliminary diligence findings submitted on January 6, 2021 and subsequent financial and valuation analyses presented on February 3, 2021. As applicable, please provide the information required by Item 4(b) of Form S-4. Please also tell us whether you received any other reports from any of the various advisors mentioned in this section. If you did, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

In response to the Staff’s comment, we have revised the disclosure on pages 111 to 122 of the Registration Statement.

The Board’s Reasons for the Approval of the Business Combination, page 121

14.

You state that the Board reviewed the results of the due diligence conducted by your management and advisors, including projections provided by Myx, however it does not appear that you have included such projections on page 123. Please revise to include such projections or tell us why you do not believe it is necessary to do so.

In response to the Staff’s comment, we have revised the disclosure on pages 122 and 125 of the Registration Statement.

15.

We note your statement that “the Board concluded, in its business judgment, that the potentially positive reasons relating to the Business Combination and the other related transactions outweighed the potentially negative reasons. In connection with its deliberations, the Board did not consider the fairness of the consideration to be paid by it in the Business Combination to any person other than Beachbody and Myx.” None of the factors you discuss here appear to pertain to the consideration to be received by stockholders as part of the transaction. Explain how you determined the transaction to be fair to stockholders when it does not appear that the Board took into account the consideration to be received in exchange for your shares.

In response to the Staff’s comment, we have revised the disclosure on pages 122, 123 and 124 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

16.

We note the presentation that is included with the Form 8-K filed on February 10, 2021. Please revise to explain whether the Board considered as a factor in favor the transaction the comparable companies or transactions, or Operational Benchmarking or Valuation Benchmarking, analyses presented in the presentation. If so, please state as much and disclose this aspect of the presentation in the prospectus, as well as who prepared it.

In response to the Staff’s comment, we have revised the disclosure on pages 122, 123 and 124 of the Registration Statement.

The Organizational Document Proposal

Forum, page 133

17.	Please ensure that in each instance where you discuss your exclusive forum provision, you include the proposed treatment of claims which may be brought under the Securities Act and Exchange Act.

In response to the Staff’s comment, we have revised the disclosure on the cover page and pages 135 and 140 of the Registration Statement.

Business of Beachbody, page 190

18.

We note your statement that you are a “leading holistic health and wellness platform with over 2.6 million digital subscriptions and 0.4 million nutritional subscriptions.” Please provide additional support for your claim that you are a “leading holistic health and wellness platform” and please tell us the means by which you measure your subscriptions (e.g. whether a one-time purchase qualify as a “subscription”). Also, we note your statement that you have an “extensive library of content that contains some of the most successful programs in the fitness industry.” Please quantify your “extensive library of content” and tell us how you define “successful programs” in this instance.

In response to the Staff’s comment, we have revised the disclosure on page 191 of the Registration Statement. Supplementally, we respectfully advise the Staff that digital subscriptions are measured as digital purchases with a billing cycle of twelve, six or three months that automatically renew for the same applicable term and price until cancelled. Further, the Company respectfully advises the Staff that nutritional purchases are offered as either “one time” or as a “monthly subscription” and the Company measures nutritional subscriptions as customers purchasing monthly subscriptions only.

19.

We note your statement that “[o]ur low subscriber churn rate, together with our high digital subscriber and nutrition gross margins, generates an attractive lifetime value, or LTV, of our customers relative to our customer acquisition costs.” Please provide support for this statement and quantify such measurements, to the extent possible. Please tell us whether LTV is a key operating metric that you use in evaluating your business, and if so, please tell us how this measurement has changed from prior years.

In response to the Staff’s comment, we have revised the disclosure on page 191 of the Registration Statement.

20.

We note that you compare the cost of your monthly connected fitness subscription to the cost of monthly gym memberships, personal training sessions, and connected fitness classes at boutique studios. Please revise to include comparisons to other connected fitness subscription costs that are used at home, or tell us why you do not believe such comparison is appropriate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

In response to the Staff’s comment, we have revised the disclosure on page 93 of the Registration Statement.

Impact of COVID-19, page 206

21.

We note your disclosure regarding the impact of COVID-19 on your business. To the extent applicable, please analyze and revise your disclosure based on CF Disclosure Guidance: Topics 9 and 9A. Additionally, here and in the Business section, we note your disclosure of your increased performance for the nine months ended September 30, 2020. To the extent that such increases may be attributed to COIVD-19, please state as much. Please also revise to clarify the extent that you believe that these trends will continue after COVID-19. Please also include any relevant disclosure in your Risk Factors section.

In response to the Staff’s comment, we have revised the disclosure on page 207 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beachbody

Non-GAAP Information, page 210

22.

Please tell us how you determined the amounts included in the other non-recurring adjustment to arrive at Adjusted EBITDA, which includes restructuring benefits and certain transaction costs, are non-recurring or revise your disclosures to no longer describe them as such. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, we have revised the disclosure on page 212 of the Registration Statement. Supplementally, we respectfully advise the Staff that in accordance with Question 102.3 and Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, we believe it is appropriate to adjust for these items because they are not normal, recurring, cash operating expenses necessary to operate our business.

Components of our Operating Results and Results of Operations, page 214

23.

Where changes in results are attributed to more than one item, please quantify the impact of each item, where practicable. For example, you attribute the increase in digital cost of revenue to streaming costs and credit card processing expense, as well as OpenFit live training costs and the amortization of intangible assets, partially offset by decrease in content assets amortization. Refer to paragraphs (b)(2) and (c)(2) in Item 303 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 215 of the Registration Statement and expanded the discussion to quantify the impact of items contributing to the changes in results.

Management of the Company Following the Business Combination, page 235

24.	Please include the dates of employment for Jonathan Gelfand. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 237 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

25.	Please file a consent to be named as a director for Mr. Kevin Mayer as an exhibit to the registration statement, consistent with Rule 438.

In response to the Staff’s comment, we have included Mr. Mayer’s consent as Exhibit 99.2 to the Registration Statement.

Beneficial Ownership of Securities, page 253

26.	Please revise your beneficial ownership table to include the Class X Common Stock. Refer to Item 403(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 255, 256 and 257 of the Registration Statement.

Description of Securities, page 256

27.

We note your disclosure that you have a multi-class structure including Class A, Class C, and Class X common stock. Please disclose whether or not, upon the completion of this offering, any shares of Class C common stock will be issued and outstanding. Amend your disclosure to clarify the purpose of the Class C common stock and describe the impact of future issuances of the Class C shares on the voting and economic power of Class A and Class X holders, and the types of transactions and/or classes of individuals to whom you eventually plan to issue such shares. In addition, please revise your risk factor disclosure to include a detailed discussion of the material risks relating to any future issuances of Class C shares, including, but not limited to, the potential conflict of interest presented by a misalignment of the Class X holders’ voting control and economic interest. In this regard, it appears that any issuance of Class C shares will effectively reduce the Class X holders’ economic interests, while the voting control of the Class X shares will not be affected. Please make conforming changes to your Prospectus Summary, including a description of the purpose and material risks of such structure.

In response to the Staff’s comment, we have revised the disclosure on pages 258, 259 and 260 of the Registration Statement.

The Beachbody Company Group, LLC Consolidated Financial Statements

Consolidated Statements of Mezzanine Equity and Members’ Equity, page F-60

28.

Please tell us how you treated the undistributed earnings (losses) at April 2, 2019, when you made the election, discussed on page F-69, to change the entity status to a regarded C-Corporation from a regarded pass-through entity for income tax purposes. Refer to SAB Topic 4.B.

As discussed on our March 26th telephone conference with the Staff, the consolidated financial statements of The Beachbody Company Group, LLC (“TBC”) have been revised to eliminate the accumulated deficit and other comprehensive loss against common units and Preferred Units with the change in tax status on April 2, 2019.Please see the revised Consolidated Balance Sheets on page F-23, Consolidated Statements of Comprehensive Income (Loss) on page F-25, Consolidated Statements of Mezzanine Equity and Members’ Equity on page F-26, the Income taxes section in the Summary of Significant Accounting Policies on page F-37, the Members’ Equity footnote 15 on page F-49, and the Income Taxes section of the Critical Accounting Policies and Estimates on page 228.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

1. Organization, Business and Summary of Accounting Policies

Segments, page F-70

29.

Information regarding your Openfit operating segment can be treated in one of the manners described in ASC 280-10-50-12 through 50-15, but cannot be combined with your Beachbody reportable segment, unless the aggregation criteria in ASC 280-10-50-11 are met. Please present your Beachbody reportable segment information separately or explain how the aggregation criteria have been met.

We respectfully advise the Staff that TBC believes its operating segments have been aggregated as of December 31, 2020 in accordance with ASC 280-10-50-11.

ASC 280-10-50-11 states that operating segments may be aggregated if (a) aggregation is consistent with the objectives and principles of ASC 280, (b) the operating segments have similar economic characteristics and (c) are similar in the following five qualitative characteristics: (1) nature of services, (2) nature of the production process, (3) type or class of customer, (4) methods used to distribute services and (5) regulatory environment.

The objectives and principles of ASC 280 are intended to help financial statement users better understand an entity’s different types of business activities, the different economic environments in which it operates, its performance, and its prospects for future net cash flows, and to make informed judgments about the entity as a whole.

Based on the requirements of ASC 280, TBC concluded that its two operating segments, Beachbody and Openfit, meet the criteria to be aggregated into one reportable segment. Both operating segments sell digital fitness content and nutritional products and the chief operating decision maker (CODM) reviews reports that provide data on subscriber levels, retention levels and other related key performance indicators (“KPIs”) pertaining to profitability such as revenue growth and gross profit.

Similar Qualitative Characteristics

TBC concluded that it was appropriate to aggregate the two operating segments based on the following analysis:

Nature of Products and Services

Both operating segments offer digital services and nutritional products to customers. Our digital subscriptions include Beachbody on Demand (“BOD”), which launched in beta in 2015, and Openfit, which launched in 2019. Subscriptions for each operating segment are available on either a monthly, quarterly, or annual basis and include unlimited access to an extensive library of on-demand fitness and nutrition content. Subscriptions for each operating segment are predominantly annual subscriptions, which represent more than 70% of total subscriptions for both Beachbody and Openfit.

TBC’s digital platforms provide a holistic solution for fitness and nutrition content. Both operating segments’ digital subscriptions are the point of entry that generate sales of TBC’s nutritional products, and both operating segments sell a combination of digital subscriptions and nutritional products as a bundled offering. In each operating segment, TBC’s nutritional products are formulated and manufactured to high quality standards and complement its fitness offerings. TBC’s shared research and development team assesses and develops new nutritional products and conducts research to demonstrate product effectiveness, which increases subscriptions and lifetime revenue for both operating segments.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

Nature of the Production Process

The CEO of TBC oversees the content production process of both Beachbody and Openfit. Both operating segments employ similar processes to create and produce digital content. TBC’s production of content is one of its core competencies as TBC leverages its expertise to innovate and attract new mass-market audiences. Both platforms have on-demand training classes that are accessible anywhere and deliver compelling value to subscribers. Both operating segments share TBC’s three in-house studios that allows TBC to control production quality and for the content to undergo rigorous testing and revisions to create compelling workouts.

Nutritional products for both operating segments are developed based on customer needs, surveys and TBC’s centralized research and development team assisted by the scientific advisory board. TBC’s research and development and supply chain teams manage both operating segments’ nutritional development and all procurement activities. Both operating segments rely on shared contract manufacturers to produce the nutritional products. Many nutritional ingredients are shared and sourced according to TBC’s specifications from shared suppliers. TBC’s nutritionals are audited by our shared Quality Assurance department.

Type or Class of Customer

TBC’s services and products are marketed to individual customers that are interested in improving their life through fitness and nutrition in an on-demand digital environment. Each customer’s subscription reflects their preference for digital access and nutritional product regimen.

The customer demographics for the Beachbody and Openfit segments are similar. The customer make-up for each segment is over 90% female, approximately 75% married/living with a romantic partner and over 98% living within the United States.

Method used to Distribute Products and Services

Beachbody and Openfit both use social media influencers to market their digital and nutritional products. Specifically, Beachbody uses “micro-influencers” (i.e. generally, non-famous Coaches) and Openfit uses “macro-influencers” (i.e. generally more widely known celebrities).

A purchase of either operating segment’s subscription provides the subscriber with access to the platform’s digital content that is available on the web or on a mobile device through the same content providers, such as iOS, Android, Roku and AppleTV.

Both segments outsource the storage and fulfillment of nutritional finished goods to a shared third party logistics company, with facilities geographically dispersed to help optimize delivery to TBC’s customer base.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

Regulatory Environment

Both Beachbody and Openfit follow almost identical policies and procedures to comply with the regulatory environment in which they operate, managed by a shared services legal team which oversees both Beachbody and Openfit. For example, the shared legal team oversees each operating segment’s compliance with Section 5 of the Federal Trade Commission Act and all other rulemaking of the Federal Trade Commission related to advertising, disclosures, and fair business practices. The shared legal team further oversees each operating segment’s disclosures and practices set forth under federal and state laws governing automatic renewals and subscriptions, as well as compliance with all regulations set forth by the Food and Drug Administrative governing supplements and consumables (from manufacturing, to labeling, to advertising). Compliance with federal and state privacy laws are further handled identically between Beachbody and Openfit, as are their policies related to money back guarantees and product returns.

Similar Economic Characteristics

The aggregation criteria under ASC 280-10-50-11 further requires that the segments have similar economic characteristics. TBC notes that ASC 280 does not define the term “similar” or provide guidance on the time horizon of historical and expected future periods to be evaluated. TBC considered the specific facts and circumstances, including the past, present and forecasted revenue growth, subscriber levels, digital retention levels and gross profit margins of the two operating segments to determine whether the segments have similar economic characteristics and aggregation was appropriate. We also considered the operating and financial risks related to each operating segment in determining whether they have similar economic characteristics.

Both of our operating segments are exposed to similar risks including consumer preferences and shifting views on health, fitness and nutrition, marketing strategies utilizing social media platforms, retention of customers, product recalls, disruption of information technology systems or websites, expansion, and changes in the regulatory environment. Any impact from these risk factors would affect both operating segments similarly by improving or degrading their financial performance.

In evaluating economic similarity, TBC considered its short and long term forecasts in addition to historical results. There are variations in gross profit margins and revenue growth rates historically due to different launch dates and maturities of the operating segments. Openfit is in its early stages with the acquisition of Gixo’s technology in 2019 and Ladder’s nutritional products in 2020 while Beachbody is more mature. Although there are differences in revenue growth, subscriber levels, digital retention levels, TBC expects these differences to be temporary and TBC forecasts that the gross profit margins of both operating segments will converge to between ~67% and ~73% (a less than 10% difference) within five years. TBC believes this analysis supports its conclusion that aggregating TBC’s two operating segments is supported by ASC 280.

Conclusion

As discussed above, TBC respectfully advises the Staff that TBC concluded that one reportable segment is appropriate as the aggregation of the Beachbody and Openfit operating segments meet all the criteria in ASC 250-10-50-11 for aggregation into a single reportable segment and the aggregation is consistent with the objectives and principles of ASC 280.

TBC has revised the disclosure included in the Summary of Significant Accounting Policies section of footnote 1 on page F-38 in the consolidated financial statements.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2021

*    *    *

We thank the Staff for its review of the foregoing and Registration Statement on Form S-4. If you have further comments, please feel free to contact our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keith L. Horn
Name: Keith L. Horn
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP